F r a s e r a n d C o m p a n y
Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS
     (1) Personal law corporation
     (2) Also member of Massachusetts bar
     (3) Also member of Ontario bar
     (4) Also member of New York bar

  June 16, 2006

  VIA EDGAR & FEDEX COURIER

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Christian Windsor, Special Counsel

  Dear Sir:

  Re: Lexaria Corp.
  Amendment No. 2 to Form SB-2 Registration Statement
  File No. 333-132134

  Further to your letter dated May 23, 2006, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits. For the convenience of your review, we are also couriering a black-lined version of the SB-2 to you.

  The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your May 23, 2006 letter:

  General

  1. We have updated all disclosures throughout the document to reflect the status of our operations as at May 31, 2006.

  Form SB-2 Cover

  2. The address for our Agent on the SB-2 cover is correct. We must assume that it was a postal error when your first comment letter was returned to you.

  Prospectus Cover Page

  3. It is revised accordingly.

  Our Business, page 4

  4. It is disclosed accordingly, on pages 4 and 21.

  5. We have further revised our descriptions to be as straightforward as possible, both in the summary and within the body of the text.

  6. We have clearly disclosed that Lexaria is not required to pay any further amounts in order to receive its percentage ownership in net revenue.

  Our Oil and Gas Projects, page 12

  7. With regard to the Strachan Project, we give the gross interest and net interest because it should be material to the investor to know that the Company is paying 4% of the costs associated with the project and that from any oil and gas produced, we will receive 4% of revenue until the costs of drilling the earning well have been recovered. Thereafter, the Company's interest reduces to a 2% interest. This is fairly standard throughout much of the industry, but not every investor may know it.

  With regard to the Palmetto Point Drilling Project (Mississippi), we have simplified our disclosure because we are not contractually bound by changing payout ratios.

  Similarly, we have amended page 4 to reflect this.

  History, page 13

  8. We have removed the Farmout Lands table and provided clearer descriptive text instead to provide clarification.

  9. It is revised accordingly.

  Management Discussion and Analysis..., page 21

  10. It is revised accordingly.

  Leonard MacMillan..., page 26

  11. The nature of business of each company identified has been described for both Mr. MacMillan and Ms. Rees.

  Principal Stockholders..., page 29

  12. In our previous SB-2 draft this information was previously disclosed on page 33. However, we disclose this information again in the table on page 29.

  Financial Statements for the fiscal year ended October 31, 2005

  General

  13. The financial statements have been updated according to Item 310(g) of Regulation S-B.

  14. Updated consents for all audited financial statements have been included in this filing.

  Note 3 - Capital Stock, page F11

  15. The note is revised accordingly.

  16. The disclosures on pages F-3 and F-16 have been revised accordingly.

  Note 4 - Oil and Gas Properties, page F-12

  17. Item 4(a) of the Notes to the financial statements has been revised as requested.

  Exhibit 99

  18. We have re-filed the subscription agreement, noting that as this is a "Form of", the same agreement was used for all subscriptions, and the date and amount have been removed from this exhibit.

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ "David K. Fraser"

  David K. Fraser

  DKF/dlm
  Attach.
  cc: Lexaria Corp., Attention: Leonard MacMillan